Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2007	2006	2005	2004	2003

		($ in millions)

Consolidated income (loss) before income taxes	$(951.2)	$1,987.1	$2,378.6	$1,582.9	$1,008.2
Minority interests in income before income taxes of subsidiaries which have incurred fixed charges	2.6	2.6	—	4.8	8.8
Minority interests in losses before income taxes of majority owned subsidiaries which have incurred losses	—	—	(0.3)	(0.3)	(0.9)
Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	—	0.6
Amortization of capitalized interest	254.5	237.1	225.0	249.1	219.4
Interest expensed	52.6	72.1	33.9	17.5	19.5

Earnings (loss)	$(641.5)	$2,298.9	$2,637.2	$1,854.0	$1,255.6

Interest incurred	$356.9	$397.5	$306.8	$250.9	$253.8

Fixed charges	$356.9	$397.5	$306.8	$250.9	$253.8

Ratio of earnings to fixed charges	—	5.78	8.60	7.39	4.95

Coverage deficiency	$998.4	—	—	—	—

Interest expensed and interest incurred include losses on early retirement of debt of $12.1 million, $17.9 million, $4.5 million, $3.0 million and $3.8 million in fiscal 2007, 2006, 2005, 2004 and 2003, respectively.